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                      April 26, 2024

       Kent G. Townsend
       Chief Financial Officer
       Capitol Federal Financial, Inc.
       700 South Kansas Avenue
       Topeka, Kansas 66603

                                                        Re: Capitol Federal
Financial, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            File No. 001-34814

       Dear Kent G. Townsend:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Finance